# Octaura Securities TradingCo LLC

(A Limited Liability Company)

## Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm)

# Table of Contents



COOPERMAN

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 F 212.697.1004
citrincooperman.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Octaura Securities TradingCo LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Octaura Securities TradingCo LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Octaura Securities TradingCo LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of Octaura Securities TradingCo LLC's management. Our responsibility is to express an opinion on Octaura Securities TradingCo LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Octaura Securities TradingCo LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Octaura Securities TradingCo LLC's auditor since 2023.
New York, New York
March 4, 2024

## Octaura Securities TradingCo LLC
**(A Limited Liability Company)**

# Statement of Financial Condition
**DECEMBER 31, 2023**

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### Assets

| | |
|---|---:|
| Cash & Cash Equivalents | $5,034,578 |
| Other Assets | 2,789 |
| **Total Assets** | **$5,037,367** |

### Liabilities and Member's Equity

| | |
|---|---:|
| Accounts Payable | $41,001 |
| Due to Member | 1,391,317 |
| Other Liabilities | 123,179 |
| **Total Liabilities** | **1,555,497** |
| **Total Member's Equity** | **3,481,870** |
| **Total Liabilities & Member's Equity** | **$5,037,367** |

*See accompanying notes to the financial statement.*

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Octaura Securities TradingCo LLC (the "Company") is wholly-owned by Octaura Holdings LLC (the "Member"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates an alternative trading system that facilitates transactions of collateralized loans obligations (CLOs).

As a limited liability company, the Member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

**Basis of presentation**
The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

**Use of estimates**
The preparation of the financial statement, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Accounts receivable**
Accounts receivable are reported net of an allowance for expected credit losses. The allowance is based on management's estimate of the amount of receivables that will actually be collected. There are no accounts receivable outstanding as of December 31, 2023.

**Allowance for credit losses**
The allowance for credit losses is based on the Company's expectation of the collectability of accounts receivable utilizing the current expected credit loss framework. The Company's expectation is that the credit risk associated with accounts receivable is that any client with which it conducts business with is unable to fulfill its contractual obligations.

The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company has no accounts receivable and allowance for credit losses as of and for the year ended December 31, 2023.

**Income taxes**
As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Member's consolidated tax return in which all items of income, expense, gains, and losses are reportable by the Member for tax purposes. The Company has no unrecognized tax benefits as of December 31, 2023. No provision or liability for income taxes has been included in the financial statement.

**Uncertain tax positions**

The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes", as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2023.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

3.  **CONCENTRATION OF CREDIT RISK**

    As of December 31, 2023, the Company's cash deposits were held by one financial institution and therefore are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company's uninsured amount as of December 31, 2023 was approximately $4,784,578. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4.  **RELATED PARTY TRANSACTIONS**

    Pursuant to an expense sharing agreement between the Company and the Member, the Company reimburses the Member for allocated expenses paid for by the Member. These allocations are updated periodically, and determined based on percentages of personnel time and other factors.

5.  **NET CAPITAL REQUIREMENTS**

    The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12 1/2% of aggregate indebtedness.

    At December 31, 2023, the Company had net capital, as defined, of $3,479,081, which exceeded the required net capital of $194,437 or 12 ½% of aggregate indebtedness by $3,284,644. Aggregate indebtedness of December 31, 2023, totaled $1,555,497. The Company's percentage of aggregate indebtedness to net capital was 44.71%.

6.  **COMMITMENTS & CONTINGENCIES**

    The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

7.  **SUBSEQUENT EVENTS**

    Management of the Company has evaluated events and transactions that have occurred since December 31, 2023 through the date this financial statement was available to be issued, and determined that there are no material events that would require disclosures in the Company's financial statement.